

THE



OLDFIELD

CORPORATION

105TH ANNUAL REPORT
2010

Table of Contents

Selected Financial Data

The following table sets forth summary consolidated financial information for each of the years in the five-year period ended December 31, 2010:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands except per share and share amounts)				
Continuing operations:					
Revenue					
Electrical construction	$ 31,385	$ 27,772	$ 29,062	$ 26,762	$ 36,410
Real estate development	1,983	1,474	2,383	537[1]	11,086
Total revenue	$ 33,368	$ 29,246	$ 31,445	$ 27,299	$ 47,496
Income (loss) from continuing operations					
Electrical construction	2,046	(130)	1,219	456	4,675
Real estate development	154	(3)	(3,954)[2]	(1,352)[3]	2,752
Corporate	(2,300)	(2,332)	(2,564)	(2,602)	(2,933)
Income (loss) before taxes from continuing operations	(100)	(2,465)	(5,299)	(3,498)	4,494
Income tax provision	35[5]	(537)[5]	(23)[5]	(1,196)	1,740
Net (loss) income from continuing operations available to common stockholders	(135)	(1,928)	(5,276)	(2,302)	2,753
Discontinued operations:					
(Loss) gain from operations, net of tax	(118)[4]	—[4]	(111)[4]	(19)[4]	242[4]
Net (loss) income	$ (253)	$ (1,927)	$ (5,387)	$ (2,321)	$ 2,995
(Loss) earnings per share—basic and diluted:					
Continuing operations	$ (0.01)	$ (0.08)	$ (0.21)	$ (0.09)	$ 0.11
Discontinued operations	—	—	—	—	0.01
Net (loss) income	$ (0.01)	$ (0.08)	$ (0.21)	$ (0.09)	$ 0.12
Weighted average shares outstanding:					
Basic	25,451,354	25,451,354	25,451,354	25,451,354	26,564,550
Diluted	25,451,354	23,451,354	25,451,354	25,451,354	25,564,550
Balance sheet data:					
Total assets	$ 20,959	$ 21,662	$ 25,499	$ 32,867	$ 41,904
Long term debt and capital lease obligations, including current portion	3,330	2,779	5,738	4,021	2,588
Shareholders' equity	14,458	14,711	16,638	22,025	24,346
Working capital	7,200	7,071	10,861	13,774	16,316

The total of the above categories may differ from the sum of the components due to rounding.

(1) Reflects the reversal of $7.2 million of revenues, due to buyer defaults on contracts to purchase condominium units, which was partially offset by revenues received in the fourth quarter upon the sale of six Pineapple House condominium units.

(2) Reflects the adjustments to the Oak Park inventory to estimated fair value in the second quarter of 2008 and the Pineapple House inventory to estimated fair value in the fourth quarter of 2008.

(3) Reflects the reversal of the cost of sales relating to the condominium units underlying the purchase contracts subject to defaults, partially offset by cost of sales recognized in the fourth quarter upon the sale of six Pineapple House condominium units. Also reflects the adjustment of the Pineapple House inventory to estimated fair value in the third quarter of 2007.

(4) In each of the five years, the Company recognized a provision for remediation as described in note 6 to the consolidated financial statements.

(5) Reflects the change in the valuation allowance of $31,000, $324,000 and $1.9 million against the deferred tax assets for the years ended December 31, 2010, 2009 and 2008, respectively.

TO OUR SHAREHOLDERS

In 2010, Goldfield posted improved results based on renewed strength in its electrical construction business and successful marketing of our few remaining condominium units. Revenue from Southeast Power's electrical construction operations grew by 13% to $31.4 million, from $27.8 million in 2009, and operating income increased to $2.1 million, from an operating loss of $0.1 million the prior year. As demand has begun to return for our construction services on transmission and fiber optic projects, we have seen steady growth in this segment.

Goldfield's real estate development operations also posted improved results for 2010, with revenues increasing to $2.0 million from $1.5 million in 2009 and operating income increasing to $0.2 million, from $0.1 million in the prior year. Fortunately, Goldfield's exposure to the very depressed Florida real estate market is limited. As a result of condominium sales in 2010, our inventory is now down to only three units at Pineapple House, our only current project, and we have paid off in full our construction loan for this project.

As the economy shows signs of improvement, we are positioning our electrical construction operation to benefit from anticipated demand for new electrical transmission lines, particularly in Texas, and have opened a new facility in Bastrop, Texas to serve this demand. We expect the continued growth in wind generation and other transmission projects in Texas to create significant demand for our construction services to connect these projects to the electrical grid. More generally, we have expanded our electrical construction operations from our traditional base in the Southeastern United States with projects as far west as New Mexico and as far north as Massachusetts.

Goldfield starts 2011 on a firm footing with encouraging prospects for continued growth. We appreciate your support over the years.



John H. Sottile
Chairman of the Board
April 29, 2011

COMMON STOCK INFORMATION

Our Common Stock is listed on the NYSE Amex under the symbol GV. The following table shows the reported high and low sales price at which our Common Stock was traded in 2010 and 2009:

	2010		2009	
	High	Low	High	Low
First Quarter	$0.49	$0.36	$0.43	$0.20
Second Quarter	0.46	0.35	0.54	0.26
Third Quarter	0.38	0.27	0.49	0.38
Fourth Quarter	0.37	0.25	0.49	0.36

As of March 23, 2011, there were 9,058 holders of record of our Common Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may,", "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; our ability to estimate accurately with respect to fixed price construction contracts; and heightened competition in the electrical construction field, including intensification of price competition. Factors that may affect the results of our real estate development operations include, among others: the continued weakness in the Florida real estate market; the level of consumer confidence; our ability to acquire land; increases in interest rates and availability of mortgage financing to our buyers; and increases in construction and homeowner insurance and the availability of insurance. Factors that may affect the results of all of our operations include, among others: adverse weather; natural disasters; effects of climate changes; changes in generally accepted accounting principles; ability to obtain necessary permits from regulatory agencies; our ability to maintain or increase historical revenue and profit margins; general economic conditions, both nationally and in our region; adverse legislation or regulations; availability of skilled construction labor and materials and material increases in labor and material costs; and our ability to obtain additional and/or renew financing. Other important factors which could cause our actual results to differ materially from the forward-looking statements in this document include, but are not limited to, those discussed in the "Risk Factors" (found in the Company's Form 10-K filed with the Securities and Exchange Commission) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and should be considered while evaluating our business, financial condition, results of operations and prospects.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

We are a provider of electrical construction services throughout most of the United States and a developer of condominiums on the east coast of Florida and we also make limited opportunistic investments in distressed residential properties, which we improve or reposition for resale. Through our subsidiary, Southeast Power Corporation, we are engaged in the construction and maintenance of electric utility facilities for electric utilities and industrial customers and the installation of fiber optic cable for fiber optic cable manufacturers, telecommunication companies and electric utilities. Southeast Power is headquartered in Titusville, Florida, and performs electrical contracting services throughout most of the United States.

We report our results under two reportable segments, electrical construction and real estate development. For the year ended December 31, 2010 our total consolidated revenue was $33.4 million, of which 94% was attributable to the electrical construction segment and 6% to the real estate development segment.

The electrical construction business is highly competitive and fragmented. We compete with other independent contractors, including larger regional and national firms that may have financial, operational, technical and marketing resources that exceed our own. We also face competition from existing and prospective customers establishing or augmenting in-house service organizations that employ personnel who perform some of the same types of service as those provided by us. In addition, a significant portion of our electrical construction revenue is derived from a small group of customers, with several different customers accounting for a substantial portion of our revenue in any given year. For example, for the years ended December 31, 2010 and 2009, three of our customers accounted for approximately 45% and 56% of our consolidated revenue, respectively. The loss of, or decrease in current demand from, one or more of these customers would, if not replaced by other business, result in a decrease in revenue, margins and profits which could be material.

Through our subsidiary Bayswater Development Corporation and its various subsidiaries ("Bayswater") we are engaged in the acquisition, development, management and disposition of land and improved properties. The primary focus of our real estate operations has been the development of residential condominium projects along the east coast of Central Florida and recently we have expanded our real estate development operations to include the opportunistic acquisition of residential properties in distress sale situations for subsequent refurbishment and resale. We intend to continue to use our knowledge of the local real estate market obtained through our condominium development operations to selectively pursue opportunities as they arise. As of December 31, 2010, we have acquired, refurbished and sold four such residential properties. Our most recently completed condominium project, Pineapple House, is an eight-story building in Melbourne, Florida containing thirty-three luxury river-view condominium units of which twenty-nine units have been sold as of December 31, 2010. It is the first phase of a planned multi-phase development.

Our customers generally are pre-retirement, retirement or second homebuyers seeking higher quality, maintenance free residences with generous amenities. The housing market has experienced the most significant downturn in recent history. The credit markets and mortgage industry have experienced a period of unparalleled instability, and this disruption has affected buyers' ability to secure financing for home purchases. Foreclosures and distress sales continue to adversely affect market conditions. A high local unemployment level is another factor negatively affecting the real estate market. As a result of these and other factors, we continue to postpone commencement of the next phase of the Pineapple House project until market conditions improve. We are unable to predict when market conditions will improve. Market conditions may continue to have an adverse impact on the sales and pricing of our real estate properties, the commencement and development of new projects and on the results of our real estate development operations. We have completed the first phase of the Pineapple House project on budget and in a timely manner, and believe the project is attractive and of high quality. Furthermore, we are no longer incurring construction costs with respect to this phase and our share of the holding costs on the unsold units is expected to be no more than $25,000 annually.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to fixed price electrical construction contracts, real estate development projects, deferred income tax assets and environmental remediation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management has discussed the selection and development of our critical accounting policies, estimates and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion—Electrical Construction Segment

We recognize revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total cost incurred to date in proportion to total estimated cost to complete the contract. Total estimated cost, and thus contract income, is impacted by several factors including, but not limited to, changes in productivity and scheduling, and the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions and scheduling that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time, these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Accrued contract losses as of December 31, 2010 and 2009, were $66,000 and $512,000, respectively. The accrued contract losses for 2010 are mainly attributable to several transmission projects experiencing adverse weather conditions and unexpected construction issues. The accrued contract losses for 2009 were mainly attributable to one electrical construction project highly impacted by adverse weather conditions. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Percentage of Completion—Real Estate Development Segment

We currently do not have any projects in development. For all future projects, revenue will be recognized using the guidance provided in ASC 360-20, *Real Estate Sales*. ASC 360-20 provides guidance in assessing the collectability of the sales price, which is required in order to recognize profit under the percentage-of-completion method pursuant to ASC 360-20-40-50 *Sales of Condominium Units*. ASC 360-20-40-50 states that an entity should evaluate the adequacy of the buyer's initial and continuing investment in reaching a conclusion that the sales price is collectible. To meet the continuing involvement criterion, a buyer would be required to either (1) make additional payments during the construction term at least equal to the level of annual payments that would be required to fund principal and interest on a customary mortgage for the remaining purchase price of the property, or (2) increase the minimum initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized only after the buyer's aggregate deposit meets the required investment tests for the duration of the construction period. In future projects, we believe that we will be required in most cases to collect higher deposits from buyers than we have historically in order to recognize revenue under the percentage-of-completion method of accounting. If we are unable to meet the requirements of ASC Topic 360 on future projects, we will be required to defer revenue recognition until the aggregate investment tests described in ASC 360-20-40-50 have been met.

In general, we believe that material differences in the total actual cost of a project versus our total estimated project cost are unlikely due to the nature of the fixed price contracts we enter into with the general contractors on our real estate projects.

If a current estimate of total project cost indicates a loss on a project, the projected loss is recognized in full when determined. There were no contract loss accruals recorded as of December 31, 2010 and 2009 in the real estate development segment. The timing of revenue and expense recognition using the percentage-of-completion method is contingent on construction productivity. Factors possibly impeding construction productivity include, but are not limited to, supply of labor, materials and equipment, scheduling, weather, permitting and unforeseen events. When a buyer defaults on a contract for sale, revenue and expense recognized in prior periods are adjusted in the period of default.

Real Estate Inventory Valuation

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10 *Accounting for the Impairment or Disposal of Long-lived Asset*, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value. We also comply with ASC Topic 820 *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

As of December 31, 2010, management reviewed the real estate inventory for impairment. ASC 360-10 requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write-down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

In determining the need for recording any impairment on our real estate inventory, management reviews the carrying value of the remaining inventory. Management considers sales expectations and the historical pace of sales during the prior year. Management also evaluates the margins of the property sold, current selling prices and any property under contract. Considering these factors we establish three probability scenarios for the amount of inventory we project to sell over the next twelve months and each successive twelve month period until all properties are projected to be sold. We estimate the number of properties that will be sold using 60%, 30% and 10% levels of probability.

We estimate the fair value of our condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, we use various estimates such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within our market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in our market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in our Pineapple House project we used a discount rate of 8%.

In addition, we have applied sensitivity factors to our impairment analysis. If our assumptions or estimates in our fair value calculations change, we could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on our balance sheet. For example, we performed a sensitivity test for the three key assumptions in our real estate inventory impairment test: current selling prices, discount factor, and projected absorption pace. Based on these analyses, we determined that a ten percent decrease in the estimated selling prices of the properties in inventory, an increase of ten percent in the estimated discount factor used in our calculation or a decrease of two units in the estimated number of condominium units to be sold over the next twelve months, each calculated separately, had no impact on the carrying value of our real estate inventory as of December 31, 2010 or December 31, 2009, because even using these adverse assumptions, we still estimate the fair value of our condominium inventory to be at or above its carrying value, based on our discounted cash flow model.

Our current real estate inventory consists of one condominium project with four remaining condominium units as of December 31, 2010. During the year ended December 31, 2010, four condominium units, or 50% of the remaining units at the end of the prior year, were sold in excess of their carrying values. In addition, the units sold are similar to the units remaining to be sold. Furthermore, during 2011 to date, we have sold two of the remaining four condominium units in inventory as of December 31, 2010. We are selling at substantially our current asking price, which is in excess of our carrying costs. This trend has continued with our two 2011 unit sales. Based on the above, management determined that no additional impairment write-down to our current real estate inventory was necessary.

Other Assets Valuation

As described above, the Company carefully monitors the value of the real estate inventory, and the Company also regularly performs impairment analysis on the electrical construction segment's property and equipment balances. In conducting our impairment testing, we have considered whether the decrease in the Company's market capitalization below our book value should be a specific triggering event necessitating impairment testing. We note that the Company's market capitalization is significantly lower than our book value. While market capitalization is an indicator of market sentiment on a particular day, the day-to-day share price of the Company's stock at particular points in time may not, and frequently does not, fairly reflect the value of the Company's significant assets, primarily the real estate inventory of our real estate segment and the investment in the equipment of our electrical construction segment. We further note that in almost all of the past sixteen years our market capitalization has been significantly below our book value.

Under these circumstances, we do not consider such market capitalization to be a specific triggering event necessitating impairment testing, particularly in light of the fact that the Company does not have any goodwill or similar intangible assets recorded on its balance sheet. Regardless, the Company reviews the book value of its assets on a regular basis to determine possible impairments in accordance with ASC Topic 360, as it believes it will continue as a viable business in the future. Specifically, in its evaluation for potential impairment, the Company determines the value of its real estate inventory, as well as its investments in electrical construction property and equipment using a fair value methodology, as further described in "Note_1—Organization and Summary of Significant Accounting Policies—Inventory", "Note 1—Organization and Summary of Significant Accounting Policies—Property, Buildings, Equipment and Depreciation," and in accordance with ASC Topic 820.

Deferred Tax Assets

We account for income taxes in accordance with ASC Topic 740, *Income Taxes,* which establishes the recognition requirements necessary for implementation. Deferred tax assets and liabilities are recognized for the future tax effects attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2010, our deferred tax assets were largely comprised of net operating loss ("NOL") carryforwards, alternative minimum tax ("AMT") credit carryforwards and inventory basis differences on unsold condominium units (refer to note 5 to the consolidated financial statement). The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards expiring unused and tax planning alternatives.

Based upon an evaluation of all available evidence, we established a full valuation allowance against our net deferred tax assets beginning in 2008. Our cumulative loss position over the evaluation period and the current market conditions were significant negative evidence in assessing the need for a valuation allowance. Consequently, our future provision for income taxes will include no tax benefit with respect to losses incurred and limited tax expense with respect to income generated until the respective valuation allowance is eliminated. This will cause variability in our effective tax rate. In the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination is made.

Provision for Remediation

In September 2003, we were notified by the United States Environmental Protection Agency (the "EPA") that we were a potentially responsible party ("PRP") with respect to possible investigation and removal activities at a mine that we formerly owned and in September 2009 we entered into a Settlement Agreement with the EPA with respect thereto, pursuant to which we made a cash payment to the EPA of $73,000. Refer to note 6 to the consolidated financial statements for a discussion of this matter.

On July 12, 2010, the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA for Newton County Mine Tailings Superfund Site, Newton County, Missouri (the "Wentworth Site") relating to mining activities involving the site. On July 30, 2010, the Company submitted a response to the EPA's request. On December 22, 2010, the Company received a Demand for Reimbursement of Costs from the EPA relating to the Wentworth Site, together with ancillary documents including a draft form of settlement agreement.

On January 27, 2011, the Company accepted a Settlement Agreement proposed by the EPA wherein the Company agrees to pay the EPA the sum of $76,630 in exchange for a covenant not to sue from the EPA relating to the Wentworth Site, along with other protections and subject to various terms and conditions as set forth more fully in the Settlement Agreement.

The Company does not expect its portion of a settlement with the EPA to have a material adverse effect on the Company's financial position. The Settlement Agreement is based, in part, on the agency's acceptance of the Company's representations to the effect that it is potentially only a minimal contributor to the hazardous substances that are the subject of the environmental investigation and response actions. The Company anticipates that the settlement process will be concluded during the second quarter of 2011.

As of December 31, 2010, the cumulative net expense was $118,000. This represents the Company's share of the estimated costs associated with the proposed Settlement Agreement with the EPA and the professional fees associated with this matter for which the Company currently does not expect any insurance recoveries.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

The table below is a reconciliation of our operating income (loss) attributable to each of our segments for the two year period ended December 31 as indicated:

	2010	2009
Electrical construction		
Revenue	$31,384,594	$27,772,466
Operating expenses		
Cost of goods sold	26,310,355	24,971,857
Selling, general and administrative	269,890	276,506
Depreciation	2,685,132	2,665,810
Gain on sale of assets	(2,425)	(48,936)
Total operating expenses	29,262,952	27,865,237
Operating income (loss)	$ 2,121,642	$ (92,771)
Real estate development		
Revenue	$ 1,983,385	$ 1,473,800
Operating expenses		
Cost of goods sold	1,360,751	1,054,233
Selling, general and administrative	433,516	354,129
Depreciation	3,352	13,765
Loss on sale of assets	255	—
Total operating expenses	1,797,874	1,422,127
Operating income	$ 185,511	$ 51,673

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and selling, general and administrative expenses for each segment. Operating expenses also include any gains or losses on the sale of property and equipment. Operating income (loss) excludes interest expense, interest and other income, and income taxes.

Revenue

Total revenue in the year ended December 31, 2010 increased by 14.1% to $33.4 million, compared to $29.2 million in the year ended December 31, 2009. This increase in total revenue was mainly due to increased revenue recognized in both the electrical construction segment and the real estate development segment for the year ended December 31, 2010.

Electrical construction revenue increased 13.0% to $31.4 million for the year ended December 31, 2010, compared to $27.8 million for the year ended December 31, 2009. The increase in revenue for the year ended December 31, 2010, when compared to the same period in 2009, is largely due to an increase in demand for our electrical construction services, particularly our transmission and fiber optic work, partially offset by a decrease in storm work in 2010. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in our backlog from time to time. At December 31, 2010, the approximate value of uncompleted contracts was $5.1 million, compared to $11.2 million at December 31, 2009. We expect to complete 100% of this backlog during the year ending December 31, 2011. We cannot project the levels of future demand for construction services.

Revenue from our real estate development operations increased 34.6% to $2.0 million for the year ended December 31, 2010, compared to $1.5 million for the year ended December 31, 2009. This increase was mainly due to the number, type and sales price of the properties sold during 2010, when compared to 2009. During the year ended December 31, 2010 a total of four condominium units from our Pineapple House project and four residential properties were sold. During the year ended 2009 a total of six condominium units from the Pineapple House project were sold and we had no residential property sales. During the year ended December 31, 2010, we had no projects under construction.

As of December 31, 2010, there was no backlog for the real estate development operation's segment.

Operating Results

Total operating loss was $18,000 for the year ended December 31, 2010, compared to an operating loss of $2.4 million in 2009, an improvement of $2.4 million. Electrical construction operations had operating income of $2.1 million in the year ended December 31, 2010, compared to an operating loss of $93,000 during the year ended December 31, 2009. Operating margins on electrical construction operations increased to 6.8% for the year ended December 31, 2010, from (0.3)% for the year ended December 31, 2009. The increase in operating margins for the year ended December 31, 2010, when compared to the same period in 2009, was largely the result of the increases in revenue, which cover a higher percentage of fixed overhead costs, as well as improved productivity on several transmission jobs in the current period compared to the prior year period. Operating margins during the prior year were adversely affected, particularly during the fourth quarter of 2009, by one electrical construction project highly impacted by adverse weather conditions.

Real estate development operations had operating income of $186,000 in the year ended December 31, 2010, compared to $52,000 in the year ended December 31, 2009, an increase of $134,000. This increase was mainly due to the type and sales price of the properties sold during the year ended 2010, compared to the same period in the prior year. As of December 31, 2010, we held four Pineapple House condominium units for sale.

Costs and Expenses

Total costs and expenses, and the components thereof, increased to $33.4 million in the year ended December 31, 2010, from $31.6 million in the year ended December 31, 2009, an increase of 5.5%.

Electrical construction cost of goods sold increased to $26.3 million in the year ended December 31, 2010, from $25.0 million in the year ended December 31, 2009, an increase of 5.4%. The increase in costs corresponds to the aforementioned increase in revenue. Productivity during the year ended December 31, 2009, primarily during the fourth quarter, was highly impacted by adverse weather conditions effecting one electrical construction project, which caused higher than normal electrical construction costs in 2009.

Costs of goods sold for real estate development operations increased to $1.4 million for the year ended December 31, 2010, from $1.1 million for the year ended December 31, 2009. The increase in costs of goods sold is primarily attributable to the variance in the type, amount and costs of the properties sold during the year ended 2010, when compared to the same period in 2009.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2010	2009
Electrical construction	$ 269,890	$ 276,506
Real estate development	433,516	354,129
Corporate	2,256,435	2,242,331
Total	$2,959,841	$2,872,966

SG&A expenses remained relatively unchanged at $3.0 million in the year ended December 31, 2010 compared to $2.9 million in the year ended December 31, 2009. As a percentage of revenue, SG&A expenses decreased to 8.9% for 2010 from 9.8% in 2009, due primarily to the increase in revenue in the current year.

The following table sets forth depreciation expense for each segment for the years ended December 31 as indicated:

	2010	2009
Electrical construction	$2,685,132	$2,665,810
Real estate development	3,352	13,765
Corporate	68,779	118,046
Total	$2,757,263	$2,797,621

Depreciation expense remained relatively unchanged at $2.8 million during the year ended December 31, 2010 and 2009.

Income Taxes

The following table presents our provision for income tax and effective income tax rate from continuing operations for the years ended December 31 as indicated:

	2010	2009
Income tax provision	$34,601	$(537,358)
Effective income tax rate	34.6%	(21.8)%

Our effective tax rate for the year ended December 31, 2010 was 34.6%. Our income tax provision includes only state income tax expense attributable to a subsidiary and does not reflect the federal statutory rate of (34)% since tax benefits are not recognized on anticipated losses when a full valuation allowance is in effect. Our effective tax rate for the year ended December 31, 2009 of (21.8)%, differs from the statutory rate primarily due to the valuation allowance which was further reduced by a tax benefit resulting from a change in tax law.

Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003.

In September 2003, we were notified by the United States Environmental Protection Agency (the "EPA") that we were a potentially responsible party ("PRP") with respect to possible investigation and removal activities at a mine that we formerly owned and in September 2009 we entered into a Settlement Agreement with the EPA with respect thereto, pursuant to which we made a cash payment to the EPA of $73,000. Refer to note 4 to the consolidated financial statements for a discussion of this matter.

On July 12, 2010, we received a request from the EPA for information pursuant to Section 104(e) of CERCLA for Newton County Mine Tailings Superfund Site, Newton County, Missouri (the "Wentworth Site") relating to mining activities involving the site. On July 30, 2010, we submitted a response to the EPA's request. On December 22, 2010, we received a Demand for Reimbursement of Costs from the EPA relating to the Wentworth Site, together with ancillary documents including a draft form of settlement agreement.

On January 27, 2011, we accepted a Settlement Agreement proposed by the EPA wherein we agree to pay the EPA the sum of $76,630 in exchange for a covenant not to sue from the EPA relating to the Wentworth Site, along with other protections and subject to various terms and conditions as set forth more fully in the Settlement Agreement. We do not expect our portion of a settlement with the EPA to have a material adverse effect on our financial position.

As of December 31, 2010, the cumulative net expense was $118,000. This represents our share of the estimated costs associated with the proposed Settlement Agreement with the EPA and the professional fees associated with this matter for which we currently do not expect any insurance recoveries.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2010	2009
(Provision) gain for remediation	$(117,834)	$387
(Loss) gain from discontinued operations before income taxes	(117,834)	387
Income tax provision	—	—
(Loss) gain from discontinued operations, net of tax	$(117,834)	$387

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2010, we had cash and cash equivalents of $4.2 million and working capital of $7.2 million. In addition, we had $3.0 million in an unused revolving line of credit as of December 31, 2010, as discussed in note 11 to the consolidated financial statements. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2010	2009
Net cash provided by operating activities	$ 3,690,359	$ 3,531,049
Net cash used in investing activities	(2,404,000)	(3,530,947)
Net cash used in financing activities	(646,834)	(1,387,089)
Net increase (decrease) in cash and cash equivalents	$ 639,525	$(1,386,987)

Operating Activities

Cash flows from operating activities are comprised of the net loss, adjusted to reflect the timing of cash receipts and disbursements therefrom. Our cash flows are influenced by the level of operations, operating margins and the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

Cash provided by our operating activities totaled $3.7 million in the year ended December 31, 2010, compared to cash provided of $3.5 million from operating activities for 2009. Our cash flows are influenced by the level of operations, operating margins, the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

The increase in net cash provided by operating activities in the year ended December 31, 2010 is primarily due to the changes in the costs and estimated earnings in excess of billings and billings in excess of costs within the electrical construction segment in the current year, as there has been an increase in demand and productivity of our electrical construction services. Operating cash flows normally fluctuate relative to the status of projects within both the real estate and electrical construction segments.

Days of Sales Outstanding Analysis

We evaluate fluctuations in our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts for the electrical construction segment by comparing days of sales outstanding ("DSO"). We calculate DSO as of the end of any period by utilizing the respective quarter's electrical construction revenue to determine sales per day. We then divide accounts receivable and accrued billings, net of allowance for doubtful accounts at the end of the period by sales per day to calculate DSO for accounts receivable. To calculate DSO for costs and estimated earnings in excess of billings, we divide costs and estimated earnings in excess of billings on uncompleted contracts by sales per day.

For the quarters ended December 31, 2010 and 2009, our DSO for accounts receivable were 49 and 55, respectively, and our DSO for costs and estimated earnings in excess of billings on uncompleted contracts were 14 and 24, respectively. The decrease in our DSO for costs and estimated earnings in excess of billings on uncompleted contracts was mainly due to the increase in transmission project revenue and productivity during the fourth quarter 2010, when compared to the same period in 2009. As of March 14, 2011, we have received approximately 99.1% of our December 31, 2010 outstanding trade accounts receivable and have billed 100.0% of our costs and estimated earnings in excess of billings balance.

Investing Activities

Cash used in investing activities during the year ended December 31, 2010 was $2.4 million, compared to cash used of $3.5 million during 2009. The decrease in cash used in our investing activities for the year ended December 31, 2010, when compared to 2009 is primarily due to the decrease in capital expenditures, during the current year period. These capital expenditures are mainly attributed to purchases of equipment, primarily trucks and heavy machinery used by our electrical construction segment for the upgrading and replacement of equipment. Our capital budget for 2011 is expected to total approximately $4.6 million, the majority of which is for upgrading of equipment and purchases of new equipment for the construction of concrete foundations and expansion efforts, mainly within the electrical construction segment. These purchases will be funded through our cash reserves and our equipment loan.

Financing Activities

Cash used in financing activities during the year ended December 31, 2010 was $647,000, compared to cash used in financing activities of $1.4 million during 2009. Our financing activities for the current year consisted mainly of repayments on notes payable of $1.2 million for the Pineapple House mortgage, $500,000 on the electrical construction $3.8 million equipment loan and repayments on our working capital loan of $500,000. These were partially offset by borrowings made within the electrical construction segment of $1.1 million and borrowings on our working capital loan of $500,000, used to purchase capital equipment and residential properties. Our financing activities for the year ended December 31, 2009 consisted of repayments on notes payable of $1.5 million for the Pineapple House mortgage and $1.1 million on the electrical construction $3.5 million equipment loan, as well as repayments on our working capital loan of $865,000, as well as repayments on capital leases of $579,000. These were partially offset by borrowings made within the electrical construction segment of $1.8 million and borrowings on our working capital loan of $865,000. See note 11 to the consolidated financial statements for more information regarding these borrowings.

We have paid no cash dividends on our Common Stock since 1933, and it is not expected that we will pay any cash dividends on our Common Stock in the immediate future.

Debt Covenants

Our debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the lender will constitute a default under all of the other loans of the Company (and its subsidiaries) with the lender. The most significant of these covenants are minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. The Company must maintain a tangible net worth of at least $13.5 million, no more than $500,000 in outside debt and a maximum debt to worth ratio of no greater than 1.5 to 1.0. The Company was in compliance with all of its covenants as of December 31, 2010.

The following are computations of these most restrictive financial covenants:

	Covenant	Actual as of December 31, 2010
Tangible net worth minimum	$13,500,000	$14,458,476
Outside debt must not exceed $500,000	500,000	—
Maximum debt/worth ratio must not exceed 1.5 : 1.0	1.5 : 1.0	.45 : 1.0

Forecast

We anticipate our cash on hand, cash flows from operations and credit facilities will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and planned capital expenditures for at least the next twelve months. The amount of our planned capital expenditures will depend, to some extent, on the results of our future performance. However, our revenue, results of operations and cash flows, as well as our ability to seek additional financing may be negatively impacted by factors including, but not limited to, a decline in demand for electrical construction services and/or real estate in the markets served and general economic conditions, heightened competition, availability of construction materials, increased interest rates and adverse weather conditions.

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2010 and 2009, inflation did not have a significant effect on our results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Orlando, Florida
March 30, 2011
Certified Public Accountants

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,174,518	$ 3,534,993
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $0 in 2010 and 2009	4,393,659	3,740,047
Remediation insurance receivable	—	8,746
Current portion of notes receivable	45,102	36,419
Construction inventory	1,279	110,428
Real estate inventory	774,584	1,456,682
Costs and estimated earnings in excess of billings on uncompleted contracts	1,254,054	1,625,835
Income taxes recoverable	—	819,027
Prepaid expenses	304,802	365,778
Other current assets	125,689	15,054
Total current assets	11,073,687	11,713,009
Property, buildings and equipment, at cost, net of accumulated depreciation of $22,137,012 in 2010 and $19,987,725 in 2009	8,232,306	8,292,973
Notes receivable, less current portion	237,714	275,513
Deferred charges and other assets		
Land and land development costs	662,219	662,219
Cash surrender value of life insurance	655,775	675,669
Restricted cash non-current	79,000	—
Other assets	18,781	42,815
Total deferred charges and other assets	1,415,775	1,380,703
Total assets	$20,959,482	$21,662,198
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,418,056	$ 1,994,458
Contract loss accruals	65,989	512,079
Billings in excess of costs and estimated earnings on uncompleted contracts	102,948	2,603
Current portion of notes payable	1,176,552	2,130,666
Federal and state income taxes payable	12,642	—
Reserve for remediation	97,725	2,175
Total current liabilities	3,873,912	4,641,981
Other accrued liabilities	17,094	25,234
Notes payable, less current portion	2,610,000	2,283,950
Total liabilities	6,501,006	6,951,165
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued		
Common stock, $.10 par value, 40,000,000 shares authorized; 27,813,772 shares issued and 25,451,354 shares outstanding	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
Accumulated deficit	(5,496,397)	(5,243,840)
Treasury stock, 2,362,418 shares, at cost	(1,308,187)	(1,308,187)
Total stockholders' equity	14,458,476	14,711,033
Total liabilities and stockholders' equity	$20,959,482	$21,662,198

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2010	2009
Revenue		
Electrical construction	$31,384,594	$27,772,466
Real estate development	1,983,385	1,473,800
Total revenue	33,367,979	29,246,266
Costs and expenses		
Electrical construction	26,310,355	24,971,857
Real estate development	1,360,751	1,054,233
Selling, general and administrative	2,959,841	2,872,966
Depreciation	2,757,263	2,797,621
Gain on sale of assets	(2,168)	(48,863)
Total costs and expenses	33,386,042	31,647,814
Total operating loss	(18,063)	(2,401,548)
Other (expenses) income, net		
Interest income	33,156	34,708
Interest expense, net	(134,940)	(123,590)
Other income, net	19,725	25,564
Total other expenses, net	(82,059)	(63,318)
Loss from continuing operations before income taxes	(100,122)	(2,464,866)
Income tax provision	34,601	(537,358)
Loss from continuing operations	(134,723)	(1,927,508)
(Loss) gain from discontinued operations, net of tax provision of $0 in 2010 and 2009	(117,834)	387
Net loss	$ (252,557)	$ (1,927,121)
Loss per share of common stock—basic and diluted		
Continuing operations	$ (0.01)	$ (0.08)
Discontinued operations	—	—
Net loss	$ (0.01)	$ (0.08)
Weighted average shares outstanding—basic and diluted	25,451,354	25,451,354

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2010	2009
Cash flows from operating activities		
Net loss	$ (252,557)	$(1,927,121)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	2,757,263	2,797,621
Gain on sale of assets	(2,168)	(48,863)
Cash surrender value of life insurance	19,894	19,265
Changes in operating assets and liabilities:		
Accounts receivable and accrued billings	(653,612)	2,968,968
Remediation insurance receivable	8,746	90,629
Construction inventory	109,149	(110,428)
Real estate inventory	682,098	867,074
Costs and estimated earnings in excess of billings on uncompleted contracts	371,781	(490,545)
Land and land development costs	—	48,276
Income taxes recoverable	819,027	(180,956)
Prepaid expenses and other assets	(25,625)	192,464
Restricted cash non—current	(79,000)	—
Income taxes payable	12,642	—
Accounts payable and accrued liabilities	172,916	(1,023,751)
Contract loss accrual	(446,090)	484,570
Billings in excess of costs and estimated earnings on uncompleted contracts	100,345	(4,961)
Remediation accrual	95,550	(151,193)
Net cash provided by operating activities	3,690,359	3,531,049
Cash flows from investing activities		
Proceeds from disposal of property and equipment	27,950	64,753
Proceeds from notes receivable	29,116	46,908
Purchases of property and equipment	(2,461,066)	(3,276,695)
Cash surrender value of life insurance	—	(365,913)
Net cash used in investing activities	(2,404,000)	(3,530,947)
Cash flows from financing activities		
Proceeds from notes payable	1,546,050	2,617,003
Repayments on notes payable	(2,192,884)	(3,424,735)
Repayments on capital leases	—	(579,357)
Net cash used in financing activities	(646,834)	(1,387,089)
Net increase (decrease) in cash and cash equivalents	639,525	(1,386,987)
Cash and cash equivalents at beginning of year	3,534,993	4,921,980
Cash and cash equivalents at end of year	$ 4,174,518	$ 3,534,993
Supplemental disclosure of cash flow information:		
Interest paid	$ 443,669	$ 77,709
Income taxes refunded, net	(797,068)	(356,403)
Supplemental disclosure of non—cash investing and financing activities		
Liability for equipment acquired	261,312	173,209
Debt issued in lieu of interest paid	18,770	63,370

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2008	27,813,772	$2,781,377	$18,481,683	$(3,316,719)	$(1,308,187)	$16,638,154
Net loss	—	—	—	(1,927,121)	—	(1,927,121)
Balance at December 31, 2009	27,813,772	2,781,377	18,481,683	(5,243,840)	(1,308,187)	14,711,033
Net loss	—	—	—	(252,557)	—	(252,557)
Balance at December 31, 2010	27,813,772	$2,781,377	$18,481,683	$(5,496,397)	$(1,308,187)	$14,458,476

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1—Organization and Summary of Significant Accounting Policies

Overview

The Goldfield Corporation (the "Company") was incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968. The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities throughout most of the United States. The primary focus of the Company's real estate operations is on the development of luxury condominium projects on the east coast of Florida. The Company also makes limited opportunistic investments in distressed residential properties, which it improves or repositions for resale.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As of December 31, 2008, the Company no longer has a controlling interest in the Pineapple House Condominium Association, Inc. ("PHCA") due to the sales of additional condominium units during 2008 and, accordingly, currently accounts for this investment under the equity method of accounting.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on customer specific information and historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any increase in the allowance account has a corresponding negative effect on the results of operations. As of December 31, 2010 and 2009, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of accounts receivable being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

Property, Buildings, Equipment and Depreciation

Property, buildings and equipment are stated at cost. Depreciation on property, buildings and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are depreciated on a straight-line basis over the estimated useful life of the assets.

In accordance with Accounting Standard Codification ("ASC") ASC 360-10-05, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company assesses the need to record impairment losses on long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when future estimated undiscounted cash flows expected to result from use of the asset are less than the asset's carrying value, with the loss measured at fair value based on discounted expected cash flows.

Electrical Construction Revenue

The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenue from fixed price construction contracts are recognized on the percentage-of-completion method measured by the ratio of costs incurred to date to the estimated total costs to be incurred for each contract. Revenue from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenue from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of the Company's service agreements may extend for a period of up to five years.

The Company's contracts allow it to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with ASC 605-35-25-30 and ASC 605-35-25-31.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized. The liability, "contract loss accruals" represents a provision for the estimated costs on contracts that exceed the estimated revenue.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Real Estate Revenue

The Company currently does not have any projects in development. For all future projects, revenue will be recognized using the guidance provided in ASC 360-20, *Real Estate Sales.* ASC 360-20 provides guidance in assessing the collectibility of the sales price, which is required in order to recognize profit under the percentage-of-completion method pursuant to ASC 360-20-40-50 *Sales of Condominium Units.* ASC 360-20-40-50 states that an entity should evaluate the adequacy of the buyer's initial and continuing investment in reaching a conclusion that the sales price is collectible. To meet the continuing involvement criterion, a buyer would be required to either (1) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest on a customary mortgage for the remaining purchase price of the property, or (2) increase the minimum initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized only after the buyer's aggregate deposit meets the required investment tests for the duration of the construction period.

Inventory

Construction inventory, which consists of specifically identified electrical construction materials, is stated at the lower of cost or market.

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10 *Accounting for the Impairment or Disposal of Long-lived Asset*, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur, management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value. The Company also complies with ASC Topic 820 *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements

For the year ended December 31, 2010, management reviewed the Pineapple House inventory for impairment. In accordance with ASC 360-10, *Accounting for the Impairment or Disposal of Long-lived Assets*, requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write-down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

The Company estimates the fair value of its real estate inventory by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in the Pineapple House project the Company used a discount rate of 8%. The Company could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on the balance sheet if the assumptions or estimates in the fair value calculations change.

Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes, which establishes the recognition requirements necessary for implementation.* Deferred tax assets and liabilities are recognized for the future tax effects attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Executive Long-term Incentive Plan

The Company accounts for stock-based employee compensation arrangements in accordance with ASC Topic 718, *Compensation-Stock Compensation.* Under ASC Topic 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the grantees' requisite service period. The Company has not issued shares pursuant to the 1998 Executive Long-term Incentive Plan (the "Plan") in 2010 or 2009 and all previously issued common stock options were exercised prior to December 31, 2005. Therefore, the Company has no compensation expense for shares pursuant to the Plan for the years ended December 31, 2010 or 2009. See note 14 –The Goldfield Corporation 1998 Executive Long-term Incentive Plan for additional information.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, estimated cost to complete real estate development projects in progress, fair value of real estate inventory, recoverability of deferred tax assets and the adequacy of the provision for remediation.

Financial Instruments—Fair Value, Concentration of Business and Credit Risks

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accrued billings, contracts receivable, remediation insurance receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value based on their interest rates and terms, maturities, collateral and current status of the receivables. The fair value of notes payable is considered by management to approximate carrying value due in part to the short term maturity of these borrowings. The Company's long-term notes payable are also estimated by management to approximate carrying value since the interest rates prescribed by the Bank are variable market interest rates and are adjusted periodically. Restricted cash is also considered by management to approximate fair value due to the nature of the asset held in a secured interest bearing bank account.

Financial instruments, mainly within the electrical construction operations which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable and accrued billings in the amounts of $4.4 million and $3.7 million as of December 31, 2010 and 2009, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. As of December 31, 2010 and 2009, upon its review, management determined it was not necessary to record an additional allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

As of December 31, 2010 and 2009, there were no financial instruments within the real estate development operations which potentially subject the Company to concentrations of credit risk.

Restricted Cash

The Company's restricted cash includes cash deposited in a secured interest bearing bank account, as required by a Collateral Trust Agreement in connection with the Company's workers' compensation insurance policies, as described in note 18.

Subsequent Events

The Company evaluated subsequent events and is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the filing of this report that would have a material impact on the Company's consolidated financial statements. However, on February 22, 2011, the Company entered into a Renewal and Modification agreement with regards to the Working Capital Loan, and also entered into the Southeast Power Loan Agreement for a $6.94 million Promissory Note with the Bank as described in note 11.

Note 2—Contracts Receivable

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

Earnest money deposits held by a third party, for the Pineapple House project were $5,000 as of December 31, 2010 and 2009.

Note 3—Inventory

As of December 31, 2010, the Company has four completed condominium units held for sale within the Pineapple House project compared to eight at December 31, 2009.

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10 *Accounting for the Impairment or Disposal of Long-lived Assets*, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

For the year ended December 31, 2010, the Company reviewed the Pineapple House inventory for impairment. ASC 360-10 requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write-down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The Company also complies with ASC Topic 820 *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

In determining the need for recording any impairment on the real estate inventory, the Company reviewed the carrying value of the remaining inventory. The Company considered sales expectations and the historical pace of sales during the prior year. The Company also evaluated the margins of the units sold, current selling prices and any property under contract. Considering these factors the Company established three probability scenarios for the amount of inventory it projected to sell over the next twelve months and each successive twelve month period until all properties are projected to be sold. The Company estimated the number of properties that would be sold using 60%, 30% and 10% levels of probability.

The Company estimates the fair value of its condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in the Pineapple House project the Company used a discount rate of 8%.

The current real estate inventory consists of one condominium project with only four remaining condominium units as of December 31, 2010. During the year ended December 31, 2010, all four condominium units, or 50% of the remaining units at the end of the prior year, were sold in excess of their carrying values. In addition, the units sold are similar to the units remaining to be sold. Furthermore, during 2011 to date, the Company sold two of the remaining four condominium units in inventory as of December 31, 2010. The Company sold its units at substantially its current asking price, which is in excess of its carrying costs. This trend has continued with the two 2011 unit sales. The Company did not record an impairment write-down for either of the years ended December 31, 2010 or 2009.

Note 4—Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2010	2009
Costs incurred on uncompleted contracts	$6,092,123	$3,210,256
Estimated earnings	645,164	144,334
	6,737,287	3,354,590
Less billings to date	5,586,181	1,731,358
Total	$1,151,106	$1,623,232
Included in the balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$1,254,054	$1,625,835
Billings in excess of costs and estimated earnings on uncompleted contracts	(102,948)	(2,603)
Total	$1,151,106	$1,623,232

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $221,000 and $111,000 at December 31, 2010 and 2009, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 5—Income Taxes

The following table presents the income tax provision from continuing operations for the years ended December 31 as indicated:

	2010	2009
Current		
Federal	$ —	$ (559,814)
State	34,601	22,456
	34,601	(537,358)
Deferred		
Federal	—	—
State	—	—
	—	—
Total	$ 34,601	$ (537,358)

The following table presents the total income tax provision for the years ended December 31 as indicated:

	2010	2009
Continuing operations	$ 34,601	$(537,358)
Discontinued operations	—	—
Total	$ 34,601	$(537,358)

The tax provision for the year ended December 31, 2009 was affected by a tax benefit of $502,000 resulting from a change in tax law.

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2010	2009
Deferred tax assets:		
Accrued vacations and bonuses	$ 173,871	$ 101,428
Contingent salary payments recorded as goodwill for tax purposes	—	3,334
Remediation provision	36,774	818
Net operating loss carryforwards	2,275,333	1,246,117
Accrued warranty costs	659	11,983
Alternative minimum tax credit carryforwards	278,859	278,859
Accrued workers' compensation	8,771	24,135
Capitalized bidding costs & inventory adjustments	515,973	968,679
Accrued lease expense	6,433	9,496
Accrued percentage-of-completion loss	24,832	192,695
Other	8,082	8,724
Total deferred tax assets	3,329,587	2,846,268
Valuation allowance	(2,231,896)	(2,263,098)
Total deferred tax assets after valuation allowance	1,097,691	583,170
Deferred tax liabilities:		
Remediation receivable	—	(3,103)
Deferred gain on installment notes	(41,562)	(45,450)
Tax depreciation in excess of financial statement depreciation	(1,056,129)	(534,617)
Total deferred tax liabilities	(1,097,691)	(583,170)
Total net deferred tax assets	$ —	$ —

As of December 31, 2010, the Company had net operating loss ("NOL") carryforwards of approximately $5.9 million available to offset future federal taxable income, which if unused will begin to expire in 2028, and alternative minimum tax ("AMT") credit carryforwards of approximately $279,000, available to reduce future federal income taxes over an indefinite period. In addition, there were inventory basis differences of $1.1 million, which will be recognized as condominium units are sold. The Company also had NOL carryforwards from Florida of approximately $6.2 million available to offset future Florida taxable income, which if unused will begin to expire in 2027.

The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on the available evidence, it is more likely than not such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, experience with loss carryforwards expiring unused and tax planning alternatives. If the Company determines it will not be able to realize all or part of the deferred tax assets, a valuation allowance would be recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Based upon an evaluation of all available evidence, the Company established a full valuation allowance against net deferred tax assets beginning in 2008. The Company's cumulative loss position over the evaluation period and the current market conditions were significant negative evidence in assessing the need for a valuation allowance. Consequently, the future provision for income taxes will include no tax benefit with respect to losses incurred and limited tax expense with respect to income generated until the respective valuation allowance is eliminated. This will cause variability in the effective tax rate. In the event the Company was to subsequently determine that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made. The net deferred tax asset valuation allowance was $2.2 million as of December 31, 2010, compared to $2.3 million as of December 31, 2009.

The following table presents the differences between the Company's effective income tax rate and the federal statutory rate on its income from continuing operations for the years ended December 31 as indicated:

	2010	2009
Federal statutory rate	(34.0)%	(34.0)%
State tax rate, net of federal tax benefit	30.2	(2.6)
Other non-deductible expenses	58.7	2.1
Valuation allowance	(31.2)%	13.2
Other	10.9	(0.5)
Total	34.6%	(21.8)%

The Company had gross unrecognized tax benefits of $17,000 and $13,000 as of December 31, 2010 and December 31, 2009, respectively. The Company believes that it is reasonably possible that the liability for unrecognized tax benefits related to certain state income tax matters may be settled within the next twelve months. The federal statute of limitation has expired for tax years prior to 2005 and relevant state statutes vary. The Company is currently not under any income tax audits or examinations and does not expect the assessment of any significant additional tax in excess of amounts reserved.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years as indicated:

	2010	2009
Balance at January 1	$13,050	$ 44,307
Increase from current year tax positions	—	—
Increase from prior years' tax positions	730	2,798
Increase/(decrease) from settlements with taxing authority	3,305	(26,037)
Decrease from expiration of statute of limitations	—	(8,018)
Balance at December 31	$17,085	$ 13,050

The Company accrues interest and penalties related to unrecognized tax benefits as interest expense and other general and administrative expenses, respectively, and not as a component of income taxes. Decreases in interest and penalties are due to settlements with taxing authorities and expiration of statutes of limitation. During the years ended December 31, 2010 and 2009, the Company recognized $4,000 and $(22,000) in interest and penalties. The Company had accrued as a current liability $16,000 and $12,000 for the future payment of interest and penalties as of December 31, 2010 and 2009, respectively.

Note 6—Discontinued Operations

Commitments and Contingencies Related to Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003.

Anderson-Calhoun Mine/Mill Site

On September 8, 2003, the United States Environmental Protection Agency (the "EPA") issued a special notice letter notifying the Company that it was a potentially responsible party ("PRP"), along with three other parties, with respect to investigation and removal activities at the Anderson-Calhoun Mine/Mill Site (the "Site") in Stevens County, Washington.

The Company and one of the other PRPs, Combustion Engineering, entered into a Settlement Agreement with the EPA, which was adopted by the EPA as final with an effective date of September 1, 2009. In accordance with the Settlement Agreement and the EPA's instructions, the Company made a cash payment to the EPA of $73,000 on September 17, 2009. Combustion Engineering also reported that on September 11, 2009, Combustion Engineering paid the remainder of the amount due the EPA. The Settlement Agreement is based, in part, on the EPA's acceptance of the Company's representations to the effect that it was a minimal contributor to the hazardous substances that are the subject of the environmental investigation and removal action. The EPA has also entered into a separate settlement agreement with Blue Tee Corporation, the remaining PRP, with respect to the Site. Pursuant to the Settlement Agreement and the Blue Tee settlement agreement, the Company is released from further claims by the EPA, Combustion Engineering and Blue Tee with respect to the Site, subject to certain terms and conditions as set forth in the settlement agreements. The Company has been advised that the EPA anticipates using settlement proceeds to implement the remediation work itself at the Site. Having entered into cash settlements with Blue Tee, Combustion Engineering, and the Company, the EPA will bear the risk of remediation cost overruns and future operation and maintenance costs, subject to certain terms and conditions set forth in the settlement agreements. The Company is not aware of any facts suggesting that the Company's future liability associated with the Site is more than de minimis.

One of the Company's former general liability insurance carriers ("Insurer No. 1") has accepted the defense of this matter and has agreed to pay an 80% share of costs of defense incurred to date, subject to certain reservation of rights as to coverage. During the twelve months ended December 31, 2010 and 2009, the Company was reimbursed $5,400 and $65,100 respectively, from Insurer No. 1. As of December 31, 2010, the Company has received $434,000 from Insurer No. 1, which represents 80% of the Company's insurable costs incurred from the inception of this matter through December 31, 2010. Another of the Company's former general liability insurance carriers ("Insurer No. 2") has also accepted the defense of this matter, subject to certain reservation of rights as to coverage, and has agreed to pay a 20% share of the costs of defense incurred to date. During the twelve months ended December 31, 2010 and December 31, 2009, the Company received $3,500 and $9,900 from Insurer No. 2. As of December 31, 2010, the Company has received $108,500 from Insurer No. 2, which represents 20% of the Company's insurable costs incurred from the inception of this matter through December 31, 2010. For the twelve months ended December 31, 2010, the Company recorded an increase of $200 to the estimated insurance reimbursements as a change to the net expense within discontinued operations. For twelve months ended December 31, 2009, the Company recorded a reduction of $15,700 to the estimated insurance reimbursements as a change to the net expense within discontinued operations. As of December 31, 2010 and December 31, 2009, the balance of the receivable for estimated future insurance reimbursements was $0 and $8,700, respectively. The Company will record any additional change to the estimated insurance reimbursements as a change to the net expense within discontinued operations. However, the Company currently does not expect any changes to the net expense related to this matter.

In accordance with ASC 450-20 Loss Contingencies, and ASC 410-30, Environmental Obligations, the Company has recognized a net expense (within discontinued operations) for this matter. As of December 31, 2010, the cumulative net expense was $173,000. This represents the Company's share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, as fixed under the Settlement Agreement with the EPA, the professional fees associated with the EE/CA Report and the current estimate of the anticipated professional fees associated through the completed remediation, all reduced by both actual and estimated insurance recoveries. As of December 31, 2010 and December 31, 2009, the Company has recorded a reserve balance for professional fees and other applicable costs of $0 and $2,200, respectively (accrued as a current liability within discontinued operations).

Newton County Mine Tailings Superfund Site

On July 12, 2010, the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA for Newton County Mine Tailings Superfund Site, Newton County, Missouri (the "Wentworth Site") relating to mining activities involving the site. On July 30, 2010, the Company submitted a response to the EPA's request. On December 22, 2010, the Company received a Demand for Reimbursement of Costs from the EPA relating to the Wentworth Site, together with ancillary documents including a draft form of settlement agreement (the "Demand"). In the Demand, the EPA stated that based upon information presently available to it, the Company may be a PRP under CERCLA with respect to the Wentworth Site. The Demand cites the direct and indirect costs attributable to the Company associated with the EPA's response to date as $972,242, and encourages the Company to voluntarily negotiate a consent decree in which the Company agrees to pay past costs.

On January 27, 2011, the Company accepted a Settlement Agreement proposed by the EPA wherein the Company agrees to pay the EPA the sum of $76,630 in exchange for a covenant not to sue from the EPA relating to the Wentworth Site, along with other protections and subject to various terms and conditions as set forth more fully in the Settlement Agreement. Legal counsel for EPA has informed the Company that the Settlement Agreement has been formally approved by both EPA and the U.S. Department of Justice. CERCLA requires that notice of the proposed Settlement Agreement be provided in the Federal Register in order for EPA to solicit public comments on the proposed Settlement Agreement (the "Public Notice"). On March 17, 2011, the EPA published the Public Notice in the Federal Register (Vol. 76, No. 52, Thursday, March 17, 2011) of the proposed Settlement Agreement. The Public Notice provides an opportunity for any person to submit comments to the EPA concerning the proposed settlement. Comments are due by May 14, 2011. The Public Notice states: "The Agency will consider all comments received and may modify or withdraw its consent to the settlement if comments received disclose facts or considerations which indicated that the settlement is inappropriate, improper, or inadequate." It is not known whether any comments will be filed in response to the Public Notice or whether EPA or the U.S. Department of Justice will seek to withdraw or otherwise modify the Settlement Agreement based on such comments. However, the Company notes, generally, that proposed settlements are rarely withdrawn or modified in response to public comments and, further, the Company is not aware of any reason that the terms of the Settlement Agreement negotiated with the EPA representatives would not ultimately be approved by the EPA and the U.S. Department of Justice notwithstanding comments that may be received in response to the Public Notice. The Company does not expect its portion of a settlement with the EPA to have a material adverse effect on the Company's financial position. The Settlement Agreement is based, in part, on the agency's acceptance of the Company's representations to the effect that it is potentially only a minimal contributor to the hazardous substances that are the subject of the environmental investigation and response actions. The Company anticipates that the settlement process will be concluded during the second quarter of 2011.

As of December 31, 2010 in accordance with ASC 410-30 and ASC 450-20 the Company has estimated a provision for the aforementioned environmental liability of $98,000 (accrued as a current liability within discontinued operations). In accordance with ASC 450-20 Loss Contingencies, and ASC 410-30, Environmental Obligations, the Company has recognized a net expense (within discontinued operations) for this matter. As of December 31, 2010, the cumulative net expense was $118,000. This represents the Company's share of the estimated costs associated with the proposed Settlement Agreement with the EPA and the professional fees associated with this matter for which the Company currently does not expect any insurance recoveries.

The following table sets forth certain operating results of the discontinued operations for the years ended December 31 as indicated:

	2010	2009
(Provision) gain for remediation	$(117,834)	$ 387
(Loss) gain from discontinued operations before income taxes	(117,834)	387
Income tax provision	—	—
(Loss) gain from discontinued operations, net of tax	$(117,834)	$ 387

The following table presents the assets and liabilities of discontinued operations for the years ended December 31 as indicated:

	2010	2009
Remediation insurance receivable	$ —	$ 8,746
Reserve for remediation	$97,725	$ 2,175

Note 7—Property, Buildings and Equipment

The following table presents the balances of major classes of properties for the years ended December 31 as indicated:

	Estimated useful lives in years	2010	2009
Land and improvements	15	$ 376,853	$ 211,052
Buildings	5- 40	1,546,090	1,572,055
Leasehold improvements	7	136,345	136,345
Machinery and equipment	2 -10	28,244,505	25,685,816
Construction in progress	—	65,525	675,430
Total		30,369,318	28,280,698
Less accumulated depreciation		22,137,012	19,987,725
Net properties, buildings and equipment		$ 8,232,306	$ 8,292,973

In accordance with ASC 360-10-05, management reviews the net carrying value of all properties, buildings and equipment on a regular basis. As a result of such review, no impairment write-down was considered necessary during the years ended December 31, 2010 and 2009.

Note 8—401 (k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 75% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $140,000 and $145,000 for the years ended December 31, 2010 and 2009, respectively.

Note 9—Accounts Payable and Accrued Liabilities

The following table presents the accounts payable and accrued liabilities for the years ended December 31 as indicated:

	2010	2009
Accounts payable	$1,753,570	$1,490,759
Accrued bonus	266,894	99,548
Accrued payroll costs	354,488	303,182
Other accrued expenses	43,104	100,969
Total	$2,418,056	$1,994,458

Note 10—Contract Loss Accruals

As of December 31, 2010 and 2009, the provision for losses estimated on long-term fixed price electrical construction contracts in progress, accounted for using the percentage-of-completion method, were $66,000 and $512,000, respectively.

Note 11—Notes Payable

The following table presents the balances of our notes payables for the years ended December 31 as indicated:

	Maturity Date	2010	2009
Working capital loan	January 27, 2011	$ —	$ —
Pineapple House mortgage	July 18, 2011	456,552	1,635,666
$3.8 million equipment loan	December 29, 2014	3,330,000	2,778,950
Total notes payable		3,786,552	4,414,616
Less current portion of notes payable		(1,176,552)	(2,130,666)
Notes payable, less current portion		$ 2,610,000	$ 2,283,950

As of December 31, 2010, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), Pineapple House of Brevard, Inc. ("Pineapple House") and Oak Park of Brevard, Inc. ("Oak Park") have a loan agreement and a series of related ancillary agreements with Branch Banking and Trust Company (the "Bank") providing for a revolving line of credit loan for a maximum principal amount of $3.0 million, to be used as a "Working Capital Loan." Interest was payable monthly at an annual rate equal to monthly LIBOR rate plus one and eight-tenths percent, subject to a minimum rate of 3.50% (3.50% as of both December 31, 2010 and December 31, 2009, respectively) and was due and payable on January 27, 2011. As of December 31, 2010 and December 31, 2009, there were no borrowings outstanding under the Working Capital Loan.

Subsequently on February 22, 2011, the Company and the Bank entered into a Note Modification Agreement to effect the renewal and modification of the Working Capital Loan. Pursuant to the loan renewal and modification, the Working Capital loan is now due and payable on January 5, 2012. In addition, until the Working Capital Loan matures, the Company must make monthly payments of interest to the Bank in arrears at an annual rate equal to monthly LIBOR rate plus two and one-half percent. The loan renewal was concurrently modified for the following: (a) to increase the rate of interest added to the monthly LIBOR from 1.80% to 2.50%; (b) to remove the minimum interest rate requirement of 3.50%; and (c) to grant a security interest by Southeast Power in all now owned and hereafter acquired and wherever located personal property as follows: (i) machinery and equipment, including all accessions thereto, all manufacturers' warranties, parts and tools therefore; (ii) all vehicles owned by Southeast Power; and (iii) all proceeds (cash and non-cash) and products of the foregoing. All of the other terms of the Working Capital Loan and related ancillary agreements remain unchanged with the exception that Oak Park was released as guarantor of the Working Capital Loan.

As of December 31, 2010, the Company, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, and Pineapple House, and the Bank are parties to a loan agreement and a series of related ancillary agreements for a revolving line of credit loan for a maximum principal amount of $499,405 (the "Pineapple House Mortgage"). Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eighty-five one-hundredths percent, subject to a minimum rate of 3.20% (3.20% and 2.08% as of December 31, 2010 and December 31, 2009, respectively). The maturity date of the Pineapple House Mortgage is July 18, 2011, unless extended by the Bank at its discretion. Borrowings outstanding under this agreement were $457,000 and $1.6 million as of December 31, 2010 and December 31, 2009, respectively. The loan is secured by a Mortgage and Security Agreement.

Subsequently in 2011, the Company made payments of principal and interest to the Bank totaling $458,160, paying off the Pineapple House Mortgage in its entirety. Borrowings outstanding under the Pineapple House Mortgage agreement were $0 as of February 25, 2011.

As of December 31, 2010, the Company, the Company's wholly owned subsidiary, Southeast Power, and the Bank, had a loan agreement for a maximum principal amount of $3.8 million to be used by Southeast Power for durable equipment purchases, evidenced by a promissory note dated December 29, 2009, (the "$3.8 million equipment loan"). Borrowings outstanding under this loan agreement were $3.3 million and $2.8 million as of December 31, 2010 and December 31, 2009, respectively. Interest is payable monthly at an annual rate equal to the Monthly LIBOR rate plus two and one-half percent (2.76% and 2.73% as of December 31, 2010 and December 31, 2009, respectively). The maturity date of the loan is December 29, 2014. Repayment terms of the loan are as follows: interest is payable in sixty monthly payments beginning January 29, 2010, plus nine monthly principal payments of $55,000 beginning on April 29, 2010, followed by twelve monthly principal payments of $60,000, followed by thirty-six monthly principal payments of $72,500. The loan is secured by the grant of a continuing security interest in all equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds thereof.

Subsequently on February 22, 2011, the Company's wholly owned subsidiary, Southeast Power, and the Bank, executed a $6.94 million Promissory Note and related ancillary agreements (the "Southeast Power Loan Agreement"). The Southeast Power Loan Agreement will mature, and all amounts due to the Bank under the Southeast Power Loan Agreement and the related Promissory Note, will be due and payable in full on February 22, 2016. The Company must make monthly payments of principal and interest to the Bank commencing on March 22, 2011 in equal monthly principal payments of $82,619.05 plus accrued interest, with one final payment of all remaining principal and accrued interest due on February 22, 2016. The Southeast Power Loan Agreement will bear interest at a rate per annum equal to monthly LIBOR plus two and one-half percent, which will be adjusted monthly and subject to a maximum rate of 24.00%. The initial interest rate for advances is 2.8125%. The proceeds of the loan were used by the Company to refinance the existing debt outstanding under the $3.8 million equipment loan, ($3.3 million outstanding as of December 31, 2010) and to fund the purchase of additional equipment and vehicles to be owned by Southeast Power. The Company had drawn down $5.9 million under the Southeast Power Loan Agreement as of March 17, 2011.

The Company's debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the Bank. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the Bank will constitute a default under all of the other loans of the Company (and its subsidiaries) with the Bank. The Company was in compliance with all of its covenants as of December 31, 2010.

The schedule of payments of the notes payable as of December 31, 2010 is as follows:

2011	$1,176,552
2012	870,000
2013	870,000
2014	870,000
Total payments of debt	$3,786,552

Note 12—Commitments and Contingencies

Operating Leases

The Company leases its principal office space under a seven-year non-cancelable operating lease. Within the provisions of the office lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The Company also leases office equipment under operating leases that expire over the next four years. The Company's leases require payments of property taxes, insurance and maintenance costs in addition to the rent payments. Additionally, the Company leases several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010 are as follows:

2011	$ 164,651
2012	45,228
2013	4,950
Total minimum operating lease payments	$ 214,829

Total rent expense for the operating leases were $158,000 and $152,000 for the years ended December 31, 2010 and 2009, respectively.

Performance Bonds

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2010, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $3.5 million.

Note 13—Preferred Stock Purchase Rights

On September 17, 2002, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company, (the "Rights Agreement").

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 14—The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan, which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. Pursuant to the terms of the Plan, Incentive Stock Options may no longer be granted. As of December 31, 2010 there were 315,000 shares available for grant under the Plan.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of ASC Topic 718 and its related implementation guidance in accounting for stock-based employee compensation arrangements. ASC Topic 718 requires the recognition of the fair value of stock compensation in net income. ASC Topic 718 also requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Stock-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period), net of estimated forfeitures. However, the Company has not issued any shares pursuant to the Plan during the years ended December 31, 2010 or 2009.

Note 15—Loss Per Share of Common Stock

Basic loss per common share is computed by dividing net loss by the weighted average number of common stock shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if common stock equivalents, such as stock options outstanding, were exercised into common stock that subsequently shared in the earnings of the Company.

As of December 31, 2010 and 2009, the Company had no common stock equivalents. The computation of the weighted average number of common stock shares outstanding excludes 2,362,418 shares of Treasury Stock for each of the years ended December 31, 2010 and 2009, respectively.

Note 16—Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on September 21, 2010, permits the purchase of up to 3,500,000 shares until September 30, 2011. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. No shares were repurchased during the years ended December 31, 2010 and December 31, 2009. As of December 31, 2010, the total number of shares repurchased under the Repurchase Plan was 2,345,060 at a cost of $1,289,467 (average cost of $0.55 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,154,940. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 17—Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information as of December 31 for the years indicated:

	2010	2009
Continuing operations:		
Revenues		
Electrical construction	$ 31,384,594	$ 27,772,466
Real estate development	1,983,385	1,473,800
	33,367,979	29,246,266
Operating expenses		
Electrical construction	29,262,952	27,865,237
Real estate development	1,797,874	1,422,127
Corporate	2,325,216	2,360,450
	33,386,042	31,647,814
Operating (loss) income		
Electrical construction	2,121,642	(92,771)
Real estate development	185,511	51,673
Corporate	(2,325,216)	(2,360,450)
	(18,063)	(2,401,548)
Other income (expenses), net		
Electrical construction	(75,962)	(37,488)
Real estate development	(31,285)	(54,223)
Corporate	25,188	28,393
	(82,059)	(63,318)
Net (loss) income before taxes		
Electrical construction	2,045,680	(130,259)
Real estate development	154,226	(2,550)
Corporate	(2,300,028)	(2,332,057)
	$ (100,122)	$ (2,464,866)
Identifiable assets:		
Electrical construction	$ 17,859,453	$ 17,293,104
Real estate development	1,497,369	2,171,919
Corporate	1,602,660	2,188,429
Discontinued operations	—	8,746
Total	$ 20,959,482	$ 21,662,198
Capital expenditures:		
Electrical construction	$ 2,438,552	$ 3,266,911
Real estate development	1,249	—
Corporate	21,265	9,784
Total	$ 2,461,066	$ 3,276,695
Depreciation:		
Electrical construction	$ 2,685,132	$ 2,665,810
Real estate development	3,352	13,765
Corporate	68,779	118,046
Total	$ 2,757,263	$ 2,797,621

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income (loss) excludes interest expense, interest and other income, and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2010		2009	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Customer A	$5,155	15	$7,743	26
Customer B	5,512	17	6,485	22
Customer C	4,494	13	—	—

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2010 and 2009.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2010		2009	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Transmission & Foundation	$25,927	77	$21,837	75
Fiber optics	5,299	16	3,788	13
Miscellaneous	159	1	2,147	7
Total	31,385	94	27,772	95
Real estate development:				
Property sales	1,983	6	1,474	5
Total	1,983	6	1,474	5
Total Sales	$33,368	100	$29,246	100

Note 18—Restricted Cash

On October 25, 2010, the Company, as grantor, Valley Forge Insurance Company (the "Beneficiary") and Branch Banking and Trust Company (the "Trustee") entered into a Collateral Trust Agreement (the "Agreement") in connection with the Company's workers' compensation insurance policies previously issued by the Beneficiary (the "Policies"). The Agreement was made to grant the Beneficiary a security interest in certain of the Company's assets and to place those assets in a Trust Account to secure the Company's obligations to the Beneficiary under the Policies. On October 28, 2010, the Company made a cash deposit in the amount of $79,000 to the Trust Account, pursuant to and in accordance with the terms and specifications of the Agreement regarding the establishment of the Trust Account. Also pursuant to the Agreement, the Company may be required to deposit additional assets into the Trust Account if the Beneficiary determines that the value of the assets in the Trust Account is insufficient to secure the Company's obligations under the Policies. The Trust Account may only be terminated by the joint action of the Company and the Beneficiary.

Note 19—Subsequent Event

On February 22, 2011 the Company entered into a Renewal and Modification agreement with regards to the Working Capital Loan, and also entered into the Southeast Power Loan Agreement for a $6.94 million Promissory Note with the Bank, both events are described in note 11.

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC, Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al M. Marino [2]
Professional Investor

Dwight W. Severs
City Attorney for the city of Titusville, Florida

John H. Sottile [1]
Chairman of the Board of Directors,
President and Chief Executive Officer

---

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating Committee
4 Member of Benefits and Compensation Committee

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Officers

John H. Sottile
Chairman of the Board of Directors,
President and Chief Executive Officer

Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Mary L. Manger
Secretary

Independent Registered Public Accounting Firm

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Corporate Counsel

Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Stock Exchange Listing

NYSE Amex, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct policies for all of its officers, directors and employees, which are available through the Company's website at *www.goldfieldcorp.com.*

Form 10-K

Copies of The Goldfield Corporation's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the internet at *www.sec.gov*. Company information is also available on the Internet at www.goldfieldcorp.com.



THE GOLDFIELD CORPORATION

1684 W. Hibiscus Blvd. • Melbourne, FL 32901